FOIA CONFIDENTIAL TREATMENT REQUEST

Via EDGAR

June 10, 2009

Mr. Brian Cascio

Accounting Branch Chief

United States Securities & Exchange Commission

Mail Stop 3030

Division of Corporation Finance

Washington, D. C. 20549-0306

Re:	CNH Global N.V.

Form 20-F for the fiscal year ended December 31, 2008

Filed March 3, 2009

File No. 333-05752

Dear Mr. Cascio:

On behalf of CNH Global N.V., and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), I request confidential treatment of the information identified as confidential, bearing Bates-stamp number CNH-1, in the enclosed letter, dated June 10, 2009, of CNH Global N.V. to Brian Cascio, Division of Corporation Finance, Securities and Exchange Commission (the “Confidential Material”). Please promptly inform the undersigned of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.

Pursuant to Rule 83, a copy of this request (but not the Confidential Information) is also being delivered to the Commission’s Office of Freedom of Information Act and Privacy Operations.

If you have any questions relating to this request for confidential treatment, please contact me at (630) 887-2282 or Mr. Bruce Krueger, Chief Accounting Officer and Corporate Controller, at (630) 887-2231.

Very truly yours,

/s/ Rubin McDougal
Rubin McDougal
Chief Financial Officer
CNH Global N.V.

cc:	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center, 6432 General Green Way, Alexandria, Virginia 22312-2413

CNH GLOBAL N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

Via EDGAR

June 10, 2009

Mr. Brian Cascio

Accounting Branch Chief

United States Securities & Exchange Commission

Mail Stop 3030

Division of Corporation Finance

Washington, D. C. 20549-0306

Re:	CNH Global N.V.

Form 20-F for the fiscal year ended December 31, 2008

Filed March 3, 2009

File No. 333-05752

Dear Mr. Cascio:

Set forth below are the responses of CNH Global N.V. (“CNH”) to address the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated May 19, 2009 regarding its review of CNH’s filing noted above. For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.

Form 20-F for the Year Ended December 31, 2008

1.	Comment: We see that your implied market capitalization (based on stock price) is less than book value and indicated fair value at December 31, 2008; however, no goodwill impairment was indicated based on your annual impairment test. In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and consider the following in future filings:

•

Since two valuation methodologies were used please disclose sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•

How you weight each of the methods used including the basis for that weighting. The current disclosure that fair value of reporting units is based on a “correlation of the market approach and income approach” is unclear;

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;

•	Disclosure of a comparison of fair value to book value (“cushion”) in performing the first step of the goodwill impairment test by reporting unit.

Response:

The income approach is a valuation technique used to convert future expected cash flows to a present value. We use the income approach as the primary approach to measure the fair value of the Equipment Operations reporting units (Case

CNH GLOBAL N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands). We believe the income approach provides the best measure of fair value for our Equipment Operations reporting units as this approach considers factors unique to each of our reporting units and related long range plans that may not be comparable to other companies and that are not yet publicly available. The income approach is dependent on several critical management assumptions, including estimates of future sales growth, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate).

The market approach measures fair value based on prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Under the market approach, we apply the guideline company method in estimating fair value. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same or similar line of business or are subject to similar financial and business risks, including the opportunity for growth. The guideline company method of the market approach provides an indication of value by relating the equity or invested capital (debt plus equity) of guideline companies to various measures of their earnings and cash flow, then applying such multiples to the business being valued.

Book value and total asset market multiples were utilized in determining the fair value of the Financial Services reporting unit under the market approach. We use the market approach as the primary approach to measure the fair value of the Financial Services reporting unit as it derives value based primarily on the assets under management.

Revenue and EBITDA market multiples were utilized in determining the fair value of the Equipment Operations reporting units under the market approach. For our Equipment Operations reporting units, the market approach is used as a secondary approach to further support the income approach. Because the market approach does not evaluate our reporting units’ projected cash flows, we believe the market approach enables verification of the implied multiples derived from the income approach using market benchmarks.

In its Form 20-F filing for the year ended December 31, 2009, the Company will provide additional explanations regarding the valuation methods used.

We applied consistent valuation methodologies compared to past years. In the event our valuation methodologies change in future periods, we will consider including disclosure of the impact of such changes. However, due to the change in economic conditions that occurred during 2008, there were changes in the specific assumptions used in our valuation analysis compared to the prior year.

Our construction equipment revenue growth rates, cost structure and resulting expected cash flows used in the income approach were revised to reflect the more pessimistic industry outlook as of the end of 2008. In addition to significant revisions in our cash flow estimates, the discount rate and terminal value growth rate assumptions were revised for the Case IH and New Holland agricultural equipment brands to account for the uncertainty of achievement of the projected cash flows given the state of the industry, capital and credit markets and the higher cost of capital in the second half of 2008, and especially in the last quarter of the year, compared to the end of 2007.

The discount rates used for the agricultural equipment brands increased by approximately 50% as of December 31, 2008 versus December 31, 2007. The terminal value growth rates used for the agricultural equipment brands were reduced by 50% as of December 31, 2008 versus December 31, 2007.

Given the market uncertainties and as our normal practice, we have alternative business cases with varying cash flow projections. Our most conservative business case was used for our goodwill impairment analysis.

CNH Global N. V.	Page 2 of 3
File No. 333-05752

CNH GLOBAL N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

2.	Comment: Regarding the discounted cash flow method used under the income approach for determining fair value of your reporting unit, please consider disclosing the following in future years:

•	Identification of the terminal year in your calculation;

•	Discussion of how you estimated cash flows for the valuation;

•	Key features about any material assumptions;

•	Specific discount rates used and how the discount rates differ by reporting unit; and

•	Growth assumptions.

Response: In its Form 20-F filing for the year ended December 31, 2009, the Company will provide additional information regarding this method.

3.	Comment: Regarding the guideline company method used in the market approach for determining fair value of your reporting units, please consider disclosing in future filings how you identified comparable companies and disclosing any control premiums used in your analysis.

Response: In its Form 20-F filing for the year ended December 31, 2009, the Company will provide additional information regarding this method.

CNH acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, CNH acknowledges that the Staff’s comments or changes to CNH’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to CNH’s filings and that CNH may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or clarification with respect to CNH’s responses, or wish to discuss the responses further, please contact me at (630) 887-2282 or Mr. Bruce Krueger, Chief Accounting Officer and Corporate Controller, at (630) 887-2231.

Sincerely,

/s/ Rubin McDougal
Rubin McDougal
Chief Financial Officer
CNH Global N.V.

CNH Global N. V.	Page 3 of 3
File No. 333-05752